

Tel: 513-592-2400
Fax: 513-592-2473
www.bdo.com

221 E. 4th Street, Suite 2600
Cincinnati, OH 45202

March 3, 2025

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on February 28, 2025, to be filed by our former client, CECO Environmental Corp. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, P.C.